Exhibit 99.1

Ambow Education Launches HybriU AI Digital Education Solution

to Address the $198+ Billion Global Education Market

CUPERTINO, California, July 24, 2023 -- Ambow Education Holding Ltd. (NYSE American: AMBO) ("Ambow" or the "Company"), an AI technology-driven educational company with primary operations in the United States, today announced that is has officially launched its HybriU platform and HybriU AI digital education solution, the education market’s first fully integrated, interactive, seamless online and offline instruction platform designed specifically for the education industry.

Valued at $198.2 billion in 2022, the global online education market is projected to reach more than $600 billion by 2030, according to Vantage Market Research. Despite the rapidly expanding market opportunity, the global online education market remains largely underserved.

Ambow’s HybriU AI digital education solution marks the education industry’s first-to-market hybrid online and offline learning platform engineered to meet the specific needs of colleges and universities around the world. To tackle the challenges of the new education paradigm in which online and offline learning intersect, HybriU’s AI digital education solution utilizes patented, cutting-edge AI technology to empower institutions to convert traditional teaching and training facilities into hybrid classrooms and laboratories in a scalable and affordable manner.

“As the modern day classroom evolves, our HybriU AI digital education solution places us at the forefront of the global education market’s transition to digital and hybrid learning,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer and acting Chief Financial Officer. “By leveraging our expertise in education and technology, we have created a distinct AI-driven platform that seamlessly connects online and offline learning models to capture the best aspects and functionality of both worlds. We see incredible potential with HybriU and its ability to effectively address the pain points expressed by students, educators and higher learning administrators, paving the way for the future of education.”

HybriU features instant AI translation, simultaneous content creation and SaaS-based, right-fit IT solutions with advanced, patented AI technology that eliminates traditional barriers to education that are rooted in language, regions, academia and industry.

Ambow is currently deploying its HybriU AI digital education solution in large U.S. markets, where it continues to expand its sales network and establish strategic partnerships with educational institutions and corporations. HybriU is particularly well-suited for use in leading colleges, universities and corporations, including top-tier universities that wish to make their courses available to audit students, as well as smaller colleges that seek to increase their enrollment through out-of-state and international students.

Beyond education, Ambow intends to deploy HybriU in industry-leading corporations, where HybriU can help connect the global workforce with regional or international offices, outside instructors, or academic institutions.

HybriU and the HybriU AI digital education solution is now available for use in a box-top set for instantaneous plug and play utilization, as well a subscription-based model. To sign up for a free demo, learn more about HybriU’s robust functionality, technology, pricing and partnership opportunities, visit http://www.hybriU.com or Ambow’s corporate website at https://www.ambow.com/.

About Ambow

Ambow Education Holding Ltd. is a technology-driven educational company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

Email: ir@ambow.com

The Piacente Group | Investor Relations

Tel: +1-212-481-2050

E-mail: ambow@tpg-ir.com